Total Return Securities Fund SC TO-I/A

Exhibit 99.(a)(5)(iv)

Total Return Securities Fund Announces Final Pricing of Tender Offer

January 22, 2026 — As previously announced, the tender offer by Total Return Securities Fund (NYSE: SWZ) (f/k/a The Swiss Helvetia Fund) (the “Fund”) to purchase up to 4 million shares of the Fund expired at 5:00 p.m., New York City time, on January 20, 2026. The Fund announced today that it has accepted 4 million of the Fund’s shares for payment at a price of $6.81.

For information, please contact: InvestorCom, the Fund’s information agent for the tender offer, at (877) 972-0090